Exhibit 99.1

Scorpio Tankers Inc. Announces Public Offering of Senior Notes Due 2020

MONACO -- (Marketwired) – May 6, 2014 -- Scorpio Tankers Inc. (NYSE: STNG) (the “Company”) announced today that it plans to offer senior unsecured notes due 2020 (the “Notes”) in a registered public offering.  The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital.

In connection with this offering, the Company intends to file an application to list the Notes on the New York Stock Exchange.  The Notes will be issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.

Stifel, Deutsche Bank Securities and Jefferies will act as joint book-running managers for the offering.  BB&T Capital Markets, Janney Montgomery Scott and Wunderlich Securities will act as co-managers for the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Stifel, Nicolaus & Company, Incorporated, Attn: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, or at 1-855-300-7136 or syndprospectus@stifel.com, Deutsche Bank Securities Inc., Attn: Prospectus Department, Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ 07311, or at 1-800-503-4611 or prospectus.cpdg@db.com or Jefferies LLC, Attn: Prospectus Department, 520 Madison Ave, 12th Floor, New York, NY 10022, or at 1-877-547-6340 or prospectus_department@jefferies.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  A shelf registration statement relating to the Notes was filed with the SEC and is effective.  The offering may be made only by means of a prospectus supplement and accompanying base prospectus.